UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2018 (Report No. 1)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

On July 31, 2018, Therapix Biosciences Ltd. (the “Company”) entered into an Agreement for Convertible Equity (the “Convertible Equity Agreement”) with Therapix Healthcare Resources, Inc. (“THR”), which is a company incorporated in Delaware and an unaffiliated third party. Under the Convertible Equity Agreement, the Company loaned an aggregate of $1,300,000 (the “Loan”) to THR. The maturity date of the Loan, which accrues interest at a rate of nine percent (9%) per annum, will be upon demand of the Company at any time after August 1, 2018, the closing date (the “Maturity Date”). At the election of the Company, the entire Loan shall be converted into that number of shares of the most senior class of shares of THR existing at the time of such conversion, at a price per share equal to the fair market value of such shares as shall be determined by THR’s Board of Directors, it being acknowledged that, following the exercise of such conversion right, the Company shall hold 20.96% of THR. In addition, the Company shall have the right to appoint 50% of the members of the THR Board of Directors.

The proceeds of the Loan were used by THR to acquire eight pain clinics, seven of which are located in Tennessee and one in Arkansas, as well as a fully equipped laboratory in Tennessee from Anesthesia Services Associates PLLC. (d/b/a Comprehensive Pain Specialist) on August 1, 2018.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-225745 and Registration Statement on Form S-8, File No. 333-217765.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd. (Registrant)

Date: August 7, 2018	By	/s/ Ascher Shmulewitz
	Name:	Ascher Shmulewitz, M.D, Ph.D.
	Title:	Chief Executive Officer

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